UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

LINE CORPORATION

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

53567X1011

(CUSIP Number)

Ian C. Ho, Esq.

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road, Central, Hong Kong

+852-2514-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one share of common stock.

CUSIP No. 53567X101	Page 2 of 14

1.	Names of Reporting Persons. SoftBank Group Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,617,335
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,617,335
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,617,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 53567X101	Page 3 of 14

1.	Names of Reporting Persons. SoftBank Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,617,335
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,617,335
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,617,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53567X101	Page 4 of 14

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, no par value (the “Common Shares”), of LINE Corporation, a Japanese corporation (kabushiki kaisha) (the “Issuer”) listed on the New York Stock Exchange (the “NYSE”) and the First Section of the Tokyo Stock Exchange (the “TSE”), and American depositary shares, each representing one Common Share (“ADSs”) (Common Shares, including those represented by ADSs, are collectively referred to herein as the “Shares”). The principal executive offices of the Issuer are located at JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan.

Item 2.	Identity and Background

This statement is being filed by SoftBank Corp., a Japanese corporation (kabushiki kaisha) (“SoftBank”), and SoftBank Group Corp., a Japanese corporation (kabushiki kaisha) and the ultimate parent of SoftBank Corp. (“SBGC”, and together with SoftBank, the “Reporting Persons”). SBGC is included as a Reporting Person solely because of its interest in SoftBank.

The principal business address of each of SoftBank and SBGC is 1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, 105-7303, Japan.

The principal business of SoftBank is being engaged in various businesses in the information industry, including mobile communications, broadband infrastructure, fixed-line telecommunications, and Internet culture. The principal business of SBGC is to operate as the parent company of a global portfolio of subsidiaries and affiliates involved in advanced telecommunications, internet services, Internet of Things, robotics and clean energy technology providers.

Information regarding each director and executive officer of each Reporting Person is set forth on Annex A hereto.

During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the individuals referred to in Annex A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

CUSIP No. 53567X101	Page 5 of 14

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Transaction Documents (as defined below), on August 3, 2020, NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) (“NAVER J. Hub”), and SoftBank (SoftBank, together with NAVER J. Hub, the “Purchasers”), commenced a joint tender offer (the “U.S. Offer”) to purchase up to 100% of the Common Shares that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act) (such holders collectively, the “U.S. Holders”) and up to 100% of the ADSs from all holders, wherever located, at a purchase price of JPY 5,380 per Common Share and per ADS, in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated August 3, 2020 (the “U.S. Offer to Purchase”), a copy of which is included as an Exhibit hereto and was included as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by the NAVER Entities (as defined below) and SoftBank with the U.S. Securities and Exchange Commission (the “SEC”) on August 3, 2020 (as amended from time to time, the “Schedule TO”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable. Simultaneously with the U.S. Offer, the Purchasers commenced an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and the Regulation S Bonds (as defined below), from all holders of Common Shares, Options or Regulation S Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer,” and together with the U.S. Offer, the “Offers”). The offer for Common Shares in the Japan Offer was for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer. The Japan Offer was not open to U.S. Holders.

The U.S. Offer expired at 2:30 a.m., New York City time, on September 15, 2020 (the “Expiration Date”). The consummation of the U.S. Offer was not subject to any condition that a minimum amount of Common Shares and/or ADSs be tendered into the Offers. At the end of the period from the commencement of the Offers on August 3, 2020 to (and including) the Expiration Date (the “Offer Period”), a total of 30,143,898 Common Shares and 1,090,772 ADSs had been tendered and not withdrawn pursuant to the Offers, representing in the aggregate approximately 12.9% of the Shares outstanding as of June 30, 2020. Pursuant to the Transaction Documents, NAVER J. Hub purchased 15,617,335 of such Shares and SoftBank purchased the remaining 15,617,335 Shares.

Pursuant to Japanese law and regulation, the settlement of the Japan Offer occurred on September 24, 2020, the fifth Japan business day following the Expiration Date. The settlement of the U.S. Offer (the “Settlement”) occurred on the same day as the settlement of the Japan Offer. At the Settlement, all Shares that were validly tendered into the Offers and not properly withdrawn during the Offer Period were accepted for payment by the Purchasers. The aggregate purchase price payable by the Purchasers was approximately JPY 84 billion each, excluding related transaction fees, costs and expenses.

SoftBank financed the Offers with cash on hand. As of June 30, 2020, SoftBank had cash and cash equivalents in an amount equal to JPY 1,469 billion on a consolidated basis.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

CUSIP No. 53567X101	Page 6 of 14

On December 23, 2019, NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER”, and together with NAVER J. Hub, the “NAVER Entities”) and the ultimate parent of NAVER J. Hub, the Issuer, SoftBank and Z Holdings Corporation, a Japanese corporation (kabushiki kaisha) and a consolidated subsidiary of SoftBank (“ZHD,” and together with NAVER, the Issuer and SoftBank, the “Business Integration Parties”), entered into a business integration agreement (the “Business Integration Agreement”), and NAVER and SoftBank entered into a transaction agreement (the “Transaction Agreement,” and together with the Business Integration Agreement, the “Transaction Documents”), each providing the terms of a series of steps to integrate the businesses of the Issuer and ZHD (the “Business Integration”). Pursuant to the terms of the Transaction Documents, the Business Integration Parties have agreed to effect the following transactions:

(i)	the Offers (as described above);

(ii)

in the event that the Purchasers are unable to acquire all of the Common Shares and ADSs in the Offers, following the consummation of the Offers, any remaining holders of Common Shares or ADSs will be eliminated by a share consolidation of the Common Shares pursuant to the Business Integration Agreement and the Companies Act of Japan or other available squeeze-out procedures (the “Share Consolidation”), with the intended result that, following the Share Consolidation and any other adjustment procedures set forth in the Business Integration Agreement, NAVER and the Purchasers will be the only shareholders of the Issuer;

(iii)

the Issuer will implement a cash tender offer for all outstanding common shares of ZHD (the “ZHD Tender Offer”) and Shiodome Z Holdings GK (formerly known as “Shiodome Z Holdings Co., Ltd.”), a Japanese limited liability company (goudou kaisha) and a wholly owned subsidiary of SoftBank (“SoftBank SPC”), will tender all of its 2,125,366,950 common shares of ZHD, thereby transferring all ZHD common shares owned by SoftBank through SoftBank SPC to the Issuer;

(iv)

SoftBank and the NAVER Entities will undertake a shareholding adjustment transaction in order to make the ratio of voting rights in the Issuer held by SoftBank and the NAVER Entities upon the closing of the SoftBank SPC-LINE Merger (as defined below) 50:50;

(v)

SoftBank SPC will merge with and into the Issuer in an absorption-type merger with the Issuer as the surviving entity and the Issuer will allot 180,882,293 newly-issued shares to SoftBank as the merger consideration (the “SoftBank SPC-LINE Merger”); and

(vi)

Simultaneously with the SoftBank SPC-LINE Merger, the Issuer shall transfer all of its current business operations (except for its ZHD common shares, its rights and obligations under the agreements entered into by it in connection with the Business Integration and other rights and obligations specified in the corporate demerger agreement for such transfer) to LINE Demerger Preparatory Company, a wholly owned subsidiary of the Issuer (“LINE Successor”), in an absorption-type corporate demerger, after which a share exchange transaction will be implemented whereby LINE Successor will become a wholly owned subsidiary of ZHD ((i) through (vi), collectively, the “Transactions”).

If the Transactions are completed, the Issuer would hold a controlling stake in ZHD, which would remain listed on the First Section of the TSE and own all of the current business operations of the Issuer and ZHD.

The description of the Business Integration Agreement and Transaction Agreement in this Item 4 are qualified in their entirety by reference to the complete text of such agreements, which have been included as Exhibits hereto and which are incorporated herein by reference in their entirety.

CUSIP No. 53567X101	Page 7 of 14

On August 3, 2020, the Business Integration Parties entered into a business alliance memorandum of understanding (the “Business Alliance MOU”), pursuant to which they have agreed to implement information sharing, review, verification testing and discussion, in order to engage in joint business activities with respect to organizational restructuring, transfers of human resources, procurement of hardware, software, content and other infrastructure, and research and development, among others, subject to, and commencing on or after the date of, the completion of all required procedures under applicable competition laws and other applicable laws, and to the extent relevant to the Business Integration and the businesses which one or more of the Business Integration Parties’ groups conduct in Japan and as permitted by competition and other applicable laws. The foregoing summary is qualified in its entirety by reference to the complete text of the Business Alliance MOU, a copy of which is included as an Exhibit hereto and incorporated herein by reference in its entirety.

Also on August 3, 2020, the Purchasers commenced the Offers as described above. Simultaneously with filing the Schedule TO, SoftBank, the NAVER Entities and the Issuer filed with the SEC a Transaction Statement on Schedule 13E-3. The Offers expired at 2:30 a.m., New York City time, on September 15, 2020.

SoftBank and the NAVER Entities plan to request that the Issuer hold an extraordinary general meeting of shareholders to approve the Share Consolidation around December 2020. At such time, SoftBank and the NAVER Entities collectively will own more than two-thirds of the voting interests of the Issuer required to approve the Share Consolidation, and NAVER and SoftBank have agreed pursuant to the Business Integration Agreement that the SoftBank and the NAVER Entities will vote in favor of the Share Consolidation. The Common Shares are expected to be de-listed from the TSE two Japan business days prior to the closing of the Share Consolidation and the ADSs are expected be de-listed from the NYSE prior to the closing of the Share Consolidation. To the extent permitted by applicable law, SoftBank and the NAVER Entities intend to cause the Issuer to make a filing with the SEC requesting termination of the registration of the Common Shares and the ADSs under the Exchange Act, which may result in the Issuer’s reporting obligations with respect to the Common Shares and the ADSs under the Exchange Act being suspended and its Exchange Act registration with respect to the Common Shares and the ADSs being terminated.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters listed in Items 4(a) through (j) of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 15,617,335 Shares, or 6.5% of the Shares outstanding.

Calculations of the Reporting Persons’ beneficial ownership and voting power described herein are based on 241,537,099 Shares outstanding as of June 30, 2020.

SoftBank has agreed to act in concert with the NAVER Entities solely for the purpose of consummating the Transactions. Based on the foregoing, the Reporting Persons and the NAVER Entities have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 215,991,213 Shares. However, the Reporting Persons expressly disclaim beneficial ownership of the 200,373,878 Shares beneficially owned by the NAVER Entities and their related affiliates. The Reporting Persons expressly retain the sole voting and investment power of the Shares that the Reporting Persons beneficially own. The NAVER Entities will separately file Schedule 13D filings with respect to their interests in the Issuer.

CUSIP No. 53567X101	Page 8 of 14

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Common Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3 and 4 are incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits

99.1.	Joint Filing Agreement by and among the Reporting Persons.

99.2.	U.S. Offer to Purchase dated August 3, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the NAVER Entities and SoftBank on August 3, 2020).

99.3.

Business Integration Agreement by and among NAVER, the Issuer, SoftBank and ZHD, dated as of December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by NAVER on December 23, 2019).

99.4.

Transaction Agreement by and between NAVER and SoftBank, dated as of December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by NAVER on December 23, 2019).

99.5.

Business Alliance Memorandum of Understanding by and among NAVER, the Issuer, SoftBank and ZHD, dated as of August 3, 2020 (English translation) (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by the NAVER Entities and SoftBank on August 3, 2020).

CUSIP No. 53567X101	Page 9 of 14

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2020

SOFTBANK CORP.

By:	/s/ Yutaka Uemura
Name:	Yutaka Uemura
Title:	Vice President, Corporate Planning

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Oga
Name:	Natsuko Oga
Title:	Head of Corporate Legal Department

CUSIP No. 53567X101	Page 10 of 14

Annex A

The following is a list of the directors and executive officers of SoftBank Corp., setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. None of the persons listed below beneficially owns any Shares of the Issuer.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Masayoshi Son	Chairman Chairman and CEO, SoftBank Group Corp. Representative Director, SoftBank Group Japan Corporation	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Ken Miyauchi	Representative Director, President and CEO	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Jun Shimba	Representative Director and COO	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Yasuyuki Imai	Representative Director and COO	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Junichi Miyakawa	Representative Director and CTO	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Kazuhiko Fujihara	Board Director, Executive Vice President and CFO	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Kentaro Kawabe	Board Director President and Representative Director, President Corporate Officer and CEO, Z Holdings Corporation	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan Kioi Tower, 1-3 Kioicho, Chiyoda-ku, Tokyo, Japan	Japan

Atsushi Horiba	External Director Chairman, Representative Director and Group CEO, HORIBA, Ltd. Chairman and Representative Director, HORIBA STEC, Co., Ltd.	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan 2 Miyanohigashi, Kisshoin, Minami-ku, Kyoto, Japan 11-5, Hokodate-cho, Kamitoba, Minami-ku, Kyoto-shi, Kyoto, Japan	Japan

CUSIP No. 53567X101	Page 11 of 14

Name	Principal Occupation or Employment	Business Address	Citizenship

Takehiro Kamigama	External Director Representative Director and Chairman, TDK Corporation	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan 2-5-1 Nihonbashi, Chuo-ku, Tokyo, Japan	Japan

Kazuaki Oki	External Director Head of Oki CPA Office Representative Partner, Chiyoda Audit Corporation	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan 7-10, Hamamatsucho, Nishi-ku, Yokohama City, Kanagawa, Japan 8F, Vort Hirakawacho, 1-5-15, Hirakawacho, Chiyoda-ku, Tokyo, Japan	Japan

Kyoko Uemura	External Director Lawyer, Miyama, Koganemaru & Associates	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan 47F, Shinjuku Center Building, 1-25-1, Nishishinjuku, Shinjuku-ku, Tokyo, Japan	Japan

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship
Shuichi Kukita	Executive Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Eric Gan	Executive Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	United Kingdom

Fumihiro Aono	Executive Vice President and Chief Human Resources Officer	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Hideyuki Tsukuda	Executive Vice President, Chief Network Officer	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Kinya Honda	Senior Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Kenichi Takashima	Senior Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

CUSIP No. 53567X101	Page 12 of 14

Name	Principal Occupation or Employment	Business Address	Citizenship

Keigo Sugano	Senior Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Hiroyuki Terao	Senior Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Taku Oketani	Senior Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Tomio Miyake	Senior Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Sadahiro Sato	Senior Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Kunihiro Fujinaga	Senior Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Takashi Tsutsui	Senior Vice President, Chief Scientist	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Keiichi Makizono	Senior Vice President, Chief Information Officer	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Kazuhiro Sasaki	Senior Vice President, Chief Data Officer	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

CUSIP No. 53567X101	Page 13 of 14

The following is a list of the directors and executive officers of SoftBank Group Corp., setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. None of the persons listed below beneficially owns any Shares of the Issuer.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Masayoshi Son	See above.	See above.	See above.

Ronald D. Fisher	Board Director, Vice Chairman	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	United States of America

Marcelo Claure	Board Director, Executive Vice President and COO	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	United States of America

Katsunori Sago	Board Director, Executive Vice President and CSO	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Rajeev Misra	Board Director, Executive Vice President	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	United Kingdom

Yoshimitsu Goto	Board Director, Senior Vice President & CFO & CISO, Head of Finance Unit, Head of Administration Unit	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Ken Miyauchi	See above.	See above.	See above.

Simon Segars	Board Director CEO, Arm Limited	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan 110 Fulbourn Road Cambridge, United Kingdom	United Kingdom

Yasir O. Al- Rumayyan	Board Director Governor and Board Member, Public Investment Fund of Saudi Arabia	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan P.O. Box 6847, Riyadh, Kingdom of Saudi Arabia	Kingdom of Saudi Arabia

Masami Iijima	External Board Director Representative Director, Chairman of the Board of Directors, MITSUI & CO., LTD.	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan JA Building, 1-3-1, Otemachi, Chiyoda-ku, Tokyo, Japan	Japan

CUSIP No. 53567X101	Page 14 of 14

Name	Principal Occupation or Employment	Business Address	Citizenship

Yutaka Matsuo	External Board Director Professor, Graduate School of Engineering, the University of Tokyo	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan 7-3-1 Hongo, Bunkyo-ku, Tokyo, Japan	Japan

Lip-Bu Tan	External Board Director Chairman, Walden International, Inc. CEO, Cadence Design Systems Inc.	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan 1 California Street, Suite 1750 San Francisco, California, United States 2655 Seely Avenue, San Jose, California, United States	United States of America

Yuko Kawamoto	External Board Director Professor, Waseda Business School (Graduate School of Business and Finance)	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan 1-6-1, Nishi-Waseda, Shinjuku-ku, Tokyo, Japan	Japan

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship
Kazuko Kimiwada	Senior Vice President, Head of Accounting Unit	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	Japan

Robert Townsend	Senior Vice President & CLO, Head of Legal Unit	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	United States of America

Gary Ginsberg	Senior Vice President, Head of Corporate Communications Unit	1-9-1 Higashi-shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan	United States of America